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December 23, 2008

BY HAND AND EDGAR

Ms. Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, D.C. 20549

Alexanders, Inc.
Registration Statement on Form S-3
(File No. 333-155727)
Responses to SEC Comments to Registration Statement filed on November 26, 2008

Dear Ms. Garnett:

On behalf of Alexanders, Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s comment letter dated December 15, 2008, relating to the Company’s registration statement on Form S-3 (File No. 333-155727) filed on November 26, 2008 (the “Registration Statement”).  Each Staff comment has been repeated below, for your convenience, and is followed by the Company’s response to that comment.  Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

This letter should be read in conjunction with the accompanying Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which the Company filed with the Commission on the date hereof.  To assist the Staff in reviewing Amendment No. 1, we are delivering, by overnight mail, a copy of this letter and eight bound copies of Amendment No. 1.  Four of the copies of Amendment No. 1 have been marked to show changes from the Registration Statement as originally filed with the Commission on November 26, 2008.

Ms. Karen J. Garnett
December 23, 2008

Comments to Registration Statement set forth in the Staff’s comment letter dated December 15, 2008

Undertakings, page II-2

1.	It appears you are relying upon Rule 430B in filing this registration statement. Please revise to include the undertakings outlined in Item 512(a)(5)(i) and (a)(6) of Regulation S-K.

Response: The Registration Statement has been amended to include the undertakings outlined in Item 512(a)(5)(i) and (a)(6) of Regulation S-K.

Exhibits

2.
We note counsel’s assumptions under (f)(i) and (ii) that the company is duly organized and validly existing and has the power and authority to perform certain actions. The noted assumptions are matters of law upon which the overall opinion is based upon and should not be assumed by counsel. Please have counsel revise to remove the noted assumptions.

Response: Counsel’s assumptions in the legality opinion have been revised in accordance with the Staff’s comment.

3.
We note that your legality opinion defines “generally applicable law” to federal law and the law of the state of New York. Because the company is incorporated in Delaware, the law applicable to the issuance of equity securities should be based on Delaware law instead. Please have counsel revise the opinion accordingly.

Response: The legality opinion has been revised in accordance with the Staff’s comment.

*   *   *

Ms. Karen J. Garnett
December 23, 2008

If you have any questions concerning the matter referred to in this letter, please call the undersigned at (212) 848-7835, or Matthew F. Musselman of Shearman & Sterling LLP at (212) 848-4798.

Very truly yours,

/s/ Bruce Czachor

Bruce Czachor

cc:	Duc Dang
(Securities and Exchange Commission)

Alan Rice, Secretary
(Alexanders, Inc.)

Joseph Macnow, Chief Financial Officer
(Alexanders, Inc.)